Angel investing for everyone

🟦 **PITCH VIDEO** ⬜ INVESTOR PANEL



wefunder.com   San Francisco California   🐦 📘 📷

| Technology | Software | Marketplace |
| PBC and B Corps | Fintech |

Highlights



1 — $310M million annual run rate in funding volume (GMV)

2 — $20M revenue run rate

3 — 4.2X+ year-over-year GMV growth

4 — October '21 results: $1.8M revenue, $620k net profit

4 — October '21 results: $1.8M revenue, $620k net profit

5 — Market leader. 40%+ market share in Regulation Crowdfunding in Q3

6 — Over $5 billion of follow-on financing into startups first funded on Wefunder

7 — Created industry by helping Congress pass JOBS Act in 2012

(**8**) Spent 8 years lobbying for reg reforms that went live on on 3/15/2021

Our Team



Nick Tommarello   Founder & CEO

Designer, engineer, MBA, holder of Series 65, alumni of Y Combinator and Techstars. Also enjoys climbing mountains. Twitter: @nicktommarello

> I started Wefunder because I wanted to invest in my friends - to help them dream bigger, be the best versions of themselves, and reach their ambition. Across America, so much raw talent is being wasted. The purpose of my life is to fix that, to help tens of thousands more founders "take their shot".



Greg Belote   Founder & CTO

Master's from MIT. Alumni of Y Combinator and Techstars. Codes in VIM with 8 windows open. Built embedded robot operating system as a hobby.



Jonny Price   VP of Fundraising

Former head of Kiva US and member of the community advisory council of the Federal Reserve. Master's from Cambridge.



Suzanna Rush   VP of Operations

Formerly led operations at Kiva U.S. Rock climber and political biography enthusiast.



Jiwon Moon   CEO of XX

Grew up at Wefunder as 4th hire on founding team. Started my 20s interviewing founders making boba. Now invest in women, immigrants, scientists and builders with XX. It's hard to have hobbies at Wefunder but I vlog now.



Benjamin Nguyen   Software Engineer

Self-taught wannabe programmer turned Wefunder programmer. I dropped out of medical school for this. Medical school dropout #1.



Jake Suggs   Account Manager

Taught youths through TFA and filed more Form C's than all of our competitors. Former 3x bodyweight deadlift, current struggling rock climber. My dog is my son.



Justin Renfro Fundraising Team

Launched the Kiva US program giving entrepreneurs their first injection of capital, started boat charter business, and ended up at Wefunder. I enjoy helping entrepreneurs. I also enjoy basketball, national parks, hot tubs, and dogs (and hot dogs).



Gadi Borovich Head of Venture Partners

I heard about Wefunder during my freshman year and knew I wanted to work here; I reached out to Nick, but he ignored me, so I hunted Nick's house down and knocked on his door. Fast tracking, college dropout #1.



Emilio Mendoza Software Engineer

Hacked my school's access control system to sell students better credential tags they could stick to their phones. My school wasn't too happy with this. Also, totally unrelated: college dropout #2.



Olivia Li Software Engineer

Hacked into UC Berkeley's access control system and pretended to be a Berkeley student for 3 months. They have no idea I have done this. Also, totally unrelated: college dropout #3.



Adie Akuffo-Afful Fundraising Team

Just your typical British born, West African raised American. Ecosystem builder by day, farmer by night. Ice fishing, beer brewing, camping and panda watching.



Marisa Trapani Storyteller

Formerly, a child. Currently, a writer, dancer, and Slack emoji enthusiast. Unrelated, degree in Neuroscience from Harvard.



Elena Weissmann Account Manager

Former journalist & pricing consultant (knows a lot about faucet pricing). Loves podcasts, running, and as of late, Vitamin C gummies.



Kati Conley Fundraising Team

Santa Clara University alum. Previously worked with women and immigrant founders at Kiva. Lover of books, cooks, and cookbooks.



Mark Rodli Fundraising Team

Former CPG brand builder. I enjoy helping startups raise money and am driven by Wefunder's mission to democratize capitalism. I also once ate a burrito as my 'talent' in a male beauty pageant. I did not win.



Josh Dague VP of Engineering



Slinging code since age eight. Startup veteran. Builds things from solder to software. Snowboard, motorcycle, and chocolate aficionado. Fun fact: at a startup many years ago, I accidentally ended up leading a motorcycle gang.



Benjamin Garcia Fundraising Team

Perfect score on NYS Regents Exam in 9th Grade. Currently at 1 exit per 20 years alive. Related, college dropout #4.



Alex Martens Software Engineer

Master's from Ualberta. Built a tool for construction progress tracking based on drone data. His code is deployed on various AI and Computer Vision systems.



Katie Powers Account Manager

Studied in 3 countries & at the United Nations. Kiva alum. Started a plant-based meat company. Soccer player, hiker, and craft beer nerd.



Adrian Parlow General Counsel

J.D. from UPenn, former startups lawyer at Fenwick & West. Powder skier, slackliner, and international backpacker.



Dorianne Ma Operations Manager

Northwestern grad passionate about too many topics working to help others succeed in their passions. My bios always comes out boring because i'm a boring graduate who got into tech.



Stefan Vukanic Software Engineer

Studied telecommunications, loves electronics and mechanics, enjoys functional programming. Passionate about crafting software that helps others. Teaching associate at Petnica Science Center.



Jeff Dion Business Development Team

New England raised, residing in Virginia. Local economy advocate, amateur rower, consumer of knowledge, trail runner, husband & father to a beautiful little one, Lily. Insatiably curious about pretty much any topic... including your business!



Eric Lin Community Team

Minerva Alumni, delivered Ramen, built bicycles, and likes to eat.



Andres Kupervaser-Gould Growth and Business Developement

Played on Argentina National Lacrosse team and got awarded as MVP for LatAm World Cup... at 16 (average age was 25).



Jared Newmark Senior Account Manager

Brown University graduate. Former partnerships and customer experience lead in upscale hospitality. Songwriter at BMI. Extremely tall, fast walking New Yorker.



Casey Leffers Launch Team

San Francisco native currently fleeing the New England Winter. Lover of clean energy and cookies.



Mattia Astori Launch Team

Currently on a mission of allowing myself to invest in my favorite companies. Founder @ Idospay | Fundraising @ IDEA | PwC Alumn | Retired tennis coach



Esteban Alvarado Business Development/The Connecter

Building a matchmaking app for founders and investors 🦄 Business development @ Wefunder.



Jessie Gerdis Legal Team

Northeastern University, Political Science and Finance. Former consumer advocate. Former middle school cupcake business owner. Obsessed with anything related to urban development, tennis stats, baking and tech policy.



William (Classic) Thomas Storyteller of the People

Proving the theory that real artist don't starve. For long.



Parker Hodge Business Development

Built and sold a CRM. Ran a marathon under 3 hours... now can hardly run a mile.



Nemanja Stojanovic Software Engineer

Loves programming languages in theory, occasionally enjoys them in practice. Also loves kayaking, paragliding, and anything outdoors that involves moving faster than walking speed, as long as it's not running.



Adam Roberts Fundraising Team

San Diego born, Boston educated, with a lifelong dedication to a sit-down-sport. Former founder (Paid Labs, Inc), YC S14, US Sailing Team— Now I am helping founders grow their company and raise money!



Ryan Pierce Fundraising Team

Working on expanding the vision of Wefunder across the Southeastern US. Passionate about economic development and helping companies raise capital.


Passionate about economic development and helping companies raise capital. University of Memphis Alum, rap music connoisseur, and runner when I feel like it.



Tiago Alexandre Pereira Bernardo   Closing Operations Intern

Artsy lil dude with a thing for documentaries and experimental performance art who fluctuates between berlin techno and indie folk.



Makena Kongg   Full Stack Engineer

An SF tech bro. Engineer, Painter, Potter, Single Mother of 1, can hold a really good OR a really bad conversation, slightly more doer than thinker.



Thomas Hogan   Launch Team

Building a matchmaking app for founders and investors 🪢 Account Management @ Wefunder.



Nicholas Wong   Software Engineer

Software Technician



Ben Maitland-Lewis

Purpose-driven founder w/ 2x exits | YC Alum | Founder In Residence @ Wefunder



Sam Obenchain   Head of Inbound Growth

Sings really loudly to Taylor Swift songs in his car.



Taylor Lark



Abisayo Sadipe



Read Ezell   Business Development Team

Founded non-profit to bring guaranteed basic income project to Nashville while at business school.



Grace Healey   Launch Team



Santa Clara University alum with a degree in Political Science and Studio Art, passionate about social justice and international relations. IMDb and Wikipedia enthusiast, who knows too much about Avatar the Last Airbender.



Joshua Webster

American born, Nepali raised, British-Canadian Educated. Moved every year for 10 years. More than slightly obsessed with chocolate milk, tectonics, and geopolitics.



Kate Lynn



Arisa Shiraishi   Software engineer

Software Engineer @ Wefunder



Aarianne Nado-Cheek

I love photography, travelling, cats and dogs!



Cody Kennedy

I help founders get their first $50k :)



Claire Seyer



Windsor Parlow   Dog



Maddie Regulska



Natalie Bonura



 **Bobby Dunn**

 **Celia Fox**

We're building the Robinhood for pre-IPO startups. Everyone should angel invest $100.



On Wefunder, everyone can invest **as little as $100** in **startups they love**

$310M+
investment (GMV)
annual run rate

$20M
revenue run rate

4.2X
year-over-year
growth

$5B
follow-on
investment in
portfolio

42%
market share in Reg
CF, Q3.
#1 market leader.

THE WHY NOW
New **regulatory reforms** rolled
out March 15 2021

WEFUNDER

$236M

We created this industry in 2012



We created this industry in 2012.
Then lobbied 9 years for regulatory reform.

● **INVESTMENTS ON WEFUNDER**
(Year Ending October 1)

$.5M	$1.5M	$5M	$8M	$16M	$22M	$22M	$55M	
2012-13	2013-14	2014-15	2015-16	2016-17	2017-18	2018-19	2019-20	2020-21

WE LOBBY CONGRESS

We petitioned Congress & shaped law. Invited to watch Obama sign the JOBS Act.

LAUNCH TO ACCREDITED INVESTORS

It took 4 years for the SEC to write the rules for the JOBS Act. While waiting, we built a platform for accredited investors to invest in mostly YC startups.

LAW GOES LIVE FOR EVERYDAY INVESTORS

Mid-2016, it became legal for anyone to invest. But the rules were bad for startup founders. It was also a brutal slog in '16-'18 to build the payment and compliance infrastructure.

REGULATORY REFORM

The SEC refoms the law on March 15th 2021

It used to be illegal for unaccredited investors to invest in private companies.

Lots of demand to invest in private companies...

BAD LAWS



Sad founders with raw talent who can't get money ...

... and sad investors who only get to invest in Airbnb 10 years after the rich make 1000x returns

---

On March 15th, 2021, new regulations went live.
We've lobbied Congress and the SEC for close to a decade for them.

MAR 2021: NEW LAWS

IN MARCH 2021,
NEW REGULATIONS WENT LIVE

SPVs: One Entity on Cap Table

No threat of being forced to go public

Raise Up to $10M rounds

Companies can start a campaign

Unlimited numbers of investors can invest in an SPV

All natural investors in the SPV count as one record for purposes of "12g"

Companies can now accept up to $5M from unaccredited investors and unlimited from accredited

Now, founders can "test the waters" and get commitments immediately

---



Our growth has accelerated after the reforms that went live in March



$9M	$10M	$14M	$20M	$29M	$54M	$60M	$78M
Q4 2019	Q1 2020	Q2 2020	Q3 2020	Q4 2020	Q1 2021	Q2 2021	Q3 2021

INVESTMENTS ON WEFUNDER

Why We've Funded 1,695 Founders

Customer Ownership Helps Growth



"If you have a strong customer following, the pros far outweigh the cons. It's aligned with our mission and brand, to give customers ownership and be part of our success. Most of our growth is word of mouth. We felt that ownership would super charge it."

Mercury Bank raised $5M on Wefunder

Fast Money & Mentorship



"The best thing about Wefunder was that we raised $10M in less than a week. Also my relationship with my mentor Daniel Ha has been super helpful. He spent a lot of time with us and changed the future of our company forever."

Immersed raised ~$10M on Wefunder

Silcon Valley Terms



"I received a predatory term sheet and instead of taking the bad deal I turned to Wefunder where we ended up raising 3x more than that investor was offering, and on our own terms. I'm grateful that Wefunder helped me fund my startup from my customers."

Caribu raised ~$1.7M on Wefunder



We've recruited over a million new angel investors



"Being a shareholder of Modern Times has changed my entire relationship with my favorite



"My dog Scooby just passed away due to Lymphoma, so I wanted to do something even if it was only a tiny



"I have known Stephanie for 15 years. She is one of the kindest, hardest working, and most

relationship with my favorite
brewery. Buying Modern Times beer
at the grocery store brings me so
much joy."

something even if it was only a tiny
little bit to help develop treatment
to cure Lymphoma in dogs."

hardest working, and most
passionate individuals I have ever
met. She is such a driven person. I
have no doubt that any venture she
embarks upon will be wildly
successful."



Over **$5 billion** has been invested in
startups after they were first funded on Wefunder



Award-winning
brewery with $30M in
revenues



Artificial pancreas
with $100M+
follow-on funding



Interactive art
installaations with
$100M+ follow-on



Movie studio with
over 25,000 investors
on Wefuner

FOR MORE
WEFUNDER.COM/RESULTS



WE LEAD THE MARKET
WE'RE KILLING OFF COMPETITORS

LIFETIME REGULATION CROWDFUNDING

2016-2021

REGULATION CROWDFUNDING

Q3 2021







2022 Goals

- At least **$600 million** in investments in 2022 (GMV)

- **European launch** when EU laws roll out in early 2022

- **3X headcount** to 200, 40% engineers & designers

- Build a predictable **referral engine & sales process**

- Invest in founder and lead investor **communities** to increase deal flow

EU Equity Crowdfunding Laws Go Live in early 2022

(They are as good as the newly reformed U.S. laws)



U.S. and E.U. Market Size by 2025

In 2012, the UK rolled out the best equity crowdfunding laws.

In 2021, the US and EU introduced equivalent laws.

The U.K. equity crowdfunding market was ~$675M. The US and EU are about 7.5X bigger.

$675M — 🇬🇧

$5B — 🇺🇸

$5B — 🇪🇺



$10 billion / yr
US + EU projected by 2025

✕ **40%** Market Share

✕ **7.25%** Take Rate

= **$290M+**
ANNUAL REVENUE OPPORTUNITY

Our vision is to be <u>the</u> pre-NASDAQ stock market

- We want to make it normal for every high-growth startup to raise from their customers and fans in a "Community Round".

- Startups will be able to raise up to $150M in a primary offering from the public... but legally, they remain private companies.

- Secondary trades happen once every 9-18 months in a "long term stock market" that lines up with traditional VC raises.

- Companies get the upside of fans investing and liquidity, but without public company restrictions or quarterly earnings pressure.

What is a pre-NASDAQ stock market?



Early Stage Primary Offerings	$150M pre-IPOs and Secondary Market	IPO
OUR CURRENT FOCUS	**WE EXPECT ENOUGH LIQUIDITY BY 2024**	

PRE-SEED

Raises $50K from our XX accelerator

SEED & A

Raises $1M - $10M using Reg CF & D

Raise $150M Reg A+ & Reg D per year

Company allows secondary trades once per 9-18 months

NASDAQ

Startups can use Reg D and Reg A+ to stay 'private' while allowing limited public sales & liquidity to employees & investors.

Our stock market will be designed to encourage long-term thinking.

✦EFUNDER



THE WEFUNDER TEAM

Nick Tommarello (CEO) and **Greg Belote (CTO)** are the founders. We've been at this since 2012.

Here's our entire team in March, two days before the SF lockdown.

We've since hired a dozen new team members.

Our best credential is that we've built this company together. Here are a few others for those who care about such things:

✦EFUNDER

JOIN THE MOVEMENT
TO FIX CAPITALISM

We're fixing capitalism by spreading the Silicon Valley fairy dust - the good parts - to the world.

We'll help tens of thousands more founders take their shot, while creating millions of new angels that invest in the next generation. Visit **wefunder.com/charter**

One of the most powerful forces in the world is when someone believes in you... and backs it up by investing even $100 of their own money. We scale that magic.

We spent a decade working towards this moment. We had the grit and tenacity to survive the hard times until